Via Facsimile and U.S. Mail
Mail Stop 4720

August 4, 2009

David S. Seltzer
President & Chief Executive Officer
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701

Re: **Hi-Tech Pharmacal Co., Inc**.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 14, 2008
File No. 000-20424

Dear Mr. Seltzer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief